October 31, 2024

Xiameng Ding
Chief Executive Officer
HCYC Holding Company
HCYC Group Company Limited
Suite 1008, 10/F., Ocean Centre, Harbour City,
5 Canton Road, Tsim Sha Tsui, Hong Kong

       Re: HCYC Holding Company
           HCYC Group Company Limited
           Registration Statement on Form F-4
           Filed October 11, 2024
           File No. 333-282624
Dear Xiameng Ding:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-4
General

1. We note your response to prior comment 2 and reissue our comment. Please include information required by Item 403 of Regulation S-K for HCYC Group
Company
       Limited. Refer to General Instruction I.2(f) of Form F-4.
Summary of the Proxy Statement/Prospectus
Voting Power, Implied Ownership and Implied Share Values of PubCo Upon Consummation of the Business Combination, page 45

2. We note your response to prior comment 12 and your revised disclosure on pages 46-
       47 and 124. We further note that at the 100% redemption scenario, the projected net tangible book value is $4,857,757, which is less than the minimum $5,000,001 of net
 October 31, 2024
Page 2

       tangible assets required by Section 11.1(g) of the Merger Agreement. Please revise your tabular dilution disclosures to include redemption levels that are possible under the terms of the Merger Agreement. Refer to Item 1602(a)(4) of Regulation S-K.
3. We note your response to prior comment 6 and reissue in part. As it relates to information required by Item 1604(b)(6) of Regulation S-K, please revise this section to disclose the following:
           describe the rights of non-redeeming shareholders and the events that permit for redemption;
           clarify if shareholders have the right to redeem their shares in connection with any proposal to extend the time period to complete the merger transaction;
           clarify if shareholders can redeem their shares regardless of whether they abstain, vote for or vote against the proposed business combination; and disclose that there is uncertainly about the amount of redemptions that may take
           place.
Summary of Risk Factors, page 47

4. Please refer to prior comment 13. We note the revisions in your disclosure appearing on page 49 of this section relating to legal and operational risks associated with operating in China and PRC regulations. Please further revise the last two bullet points in this section to describe the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale.
Risk Factors
The insurance industry is cyclical in nature, page 56

5. We note your response to prior comment 15 and the risk factor disclosure added.
       Please revise this risk factor to discuss where the insurance industry currently is in terms of its cyclical nature, such as in a soft or hard market, so that investors may assess the risk.
Our success depends on retaining our existing customers and expanding our customer base, page 57

6. We note your response to prior comment 27 and reissue in part. Because you do not appear to have an online platform, please revise for consistency your disclosure that you are "unable to address customer concerns regarding the content, privacy, and security of [y]our digital platform."
Unaudited Pro Forma Condensed Combined Financial Information, page 82

7. We note your response to prior comment 19 and that your revised disclosure on page
       85 now includes column headers labeled pro forma statement of operations for balance sheet data. Please revise the column headers on page 85 to properly reflect the pro forma balance sheet.
 October 31, 2024
Page 3
Background of the Business Combination
Opinion of ATMC's Company's Financial Advisor, page 113

8. We note your response to prior comment 20 and your revised disclosure in the background of business combination section and on page 113 where you disclose that
      "[t]he 2024E financial projection of $38.5M in revenues, and $5.8M in Net Income are part of a trend of a return to normalcy in pre-Covid 19 pandemic financials."
      Please revise your disclosure about the projections and underlying assumptions to address the following:
          Discuss the reasons for selecting these levels of revenue and net income in your projections.
          Disclose whether only one fiscal year (2024E) was included in the forecasted period.
          Discuss all material assumptions underlying the projections described in this section or confirm that you have done so. In this regard, we note your references to "revenue growth rates," which are not further described in the filing.
          Discuss the factors and contingencies that would affect the stated projections ultimately materializing.
          State whether the results to date are in line with the projected numbers. If they are not, please make that clear in this section and add risk factor disclosure.
          State whether the board believes the assumptions underlying the projections of significantly increasing revenues are reasonable, especially in light of the fact that the projections are not in line with HCYC's historical financial condition and revenues.
9. Please refer to prior comment 20 and include information required by Item 1609(c) or advise.
Business of HCYC
Customers, page 159

10. We note your response to prior comment 30 and your revised disclosures on pages
      158 and 160. In order to provide further clarification when describing your customers, please revise your disclosure throughout the filing to differentiate between the partnered insurance providers and the end-customers, with an emphasis on improving disclosures in the following sections:
          Page 54     We are currently dependent on a small group of customers
for most of
          our revenue. If we cannot expand our customer base, our business approach will be challenged and affected, resulting in adjustments to our business strategy.
          Page 156     Business of HCYC     Overview.
          Page 159     Customers.
          Page 173     HCYC   s Management   s Discussion and Analysis of
Financial
          Condition and Results of Operations     Overview.
          Page F-55     Note 9 - Concentrations.
 October 31, 2024
Page 4
HCYC's Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 173

11. Please revise to include a section addressing any significant recent developments within the known results of your operations and financial performance subsequent to
       March 31, 2024 accompanied by a brief discussion of any underlying trends.
Index to Financial Statements, page F-1

12. Please revise to provide audited financial statements for the registrant, HCYC Holding
       Company. Refer to Item 14 of Form F-4.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Lory Empie at 202-551-3714 or Ben Phippen at 202-551-3697 if you have questions regarding comments on the financial statements and related matters. Please contact Aisha Adegbuyi at 202-551-8754 or Tonya Aldave at 202-551-3601 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   Michael J. Blankenship, Esq.